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For period ending 10-31-96
File Number 811-7470


77.C.  Matters submitted to a vote of securities holders.

         The following matters were submitted to a vote of securities holders at a special meeting of shareholders of Heritage Series Trust - Value Equity Fund (the "Fund") held on May 24, 1996:

(1) Approval of the Subadvisory Agreement between Heritage Asset Management, Inc. and Dreman Value Advisors, Inc.: 588,124.098 shares were voted in favor of, 19,989.757 shares were voted against, and 40,043.613 abstained from voting on the motion to approve the Subadvisory Agreement between Heritage Asset Management, Inc. and Dreman Value Advisors, Inc.



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